

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Nikhil Kalghatgi
Principal Executive Officer and Director
Investcorp India Acquisition Corp
Century Yard, Cricket Square
Elgin Avenue
PO Box 1111
George Town
Grand Cayman, Cayman Islands KY1-1102

>   **Re: Investcorp India Acquisition Corp**
>   **Form 10-K for the year ended December 31, 2022**
>   **Filed April 17, 2023**
>   **Form 10-Q for the interim period ending June 30, 2023**
>   **Filed August 17, 2023**
>   **File No. 001-41383**

Dear Nikhil Kalghatgi:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction